

February 4, 2010

Mr. Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
9801 Anderson Mill Road, Suite 230
Austin, TX 78750

> **Re: Uranium Energy Corp.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2010**
> **File No. 333-164256**
>
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **File No. 1-33706**

Dear Mr. Adnani:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your registration statement and provide a written response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Exhibit 23.2

1.   We note that the consent from your auditor is dated July 8, 2010, which appears to be a typographical error. Please obtain and file a properly dated consent.

Form 10-K for the Fiscal Year Ended July 31, 2009

General

2.   We note your disclosure in note 10 to your financial statements that you approved the repricing of certain stock options issued to consultants, management, and employees on November 1, 2008, December 19, 2008, and January 14, 2009. We also note that you disclosed the December 19, 2009 repricing in a current report on Form 8-K. Please provide the following information with respect to such repricings:

- Advise us how you complied with the tender offer rules with respect to the repricings. For example, we note your disclosure in the current report on Form 8-K filed on December 23, 2008 that you "made a determination, as an exempt tender offer" to lower the exercise price of certain outstanding options.

- Advise us how you determined that shareholder approval was not required for such repricings.

- Advise us regarding your basis for concluding that you were not required to report each of the November 1, 2008 and January 14, 2009 repricings under Item 5.02(e) of Form 8-K. If you determine that you were required to disclose the January 14, 2009 repricing on Form 8-K, please advise us how you are eligible to use Form S-3 at this time.

Description of Business, page 1

Goliad Project, Goliad County, Texas, page 6

3.   We note your disclosure that the Goliad Project consists of multiple contiguous leases. We also note your disclosure that the details of the lease information and terms are considered confidential. Please disclose all material terms of the leases. In addition, if any such lease would be deemed a "material contract" under Item 601(b)(10) of Regulation S-K, please file such lease as an exhibit to your filing. If you intend to submit a request for confidential treatment for the omitted portions of any exhibits as yet unfiled, file it promptly with the Secretary,

Management's Discussion and Analysis, page 54

4.   We note your table of planned expenditures for the Goliad property, which lists planned exploration expenditures as "$Nil." However, this does not appear to be consistent with your disclosure at page 6 that you plan to conduct further exploratory drilling at the Goliad Project in the next 12 months. Please advise.

5.   We note the planned licensing and permitting activities listed in the table at page 21. Please revise the table to indicate whether the specified tasks have been completed. In addition, with a view towards disclosure, tell us whether any material expenditures are planned with respect to these tasks in the next twelve months.

Audit Report, page F-1

6.   We note your auditor states that it relied upon your predecessor auditor's report for purposes of opining on your cumulative amounts. Therefore, once you have obtained permission from your predecessor auditor for the re-issuance of the referenced audit report, please amend your filing to include the report within the document. Alternatively, if you are unable to obtain this reissued audit report, you may label the cumulative amounts within your financial statements as unaudited and request that your current auditors revise their report to remove references extending coverage to the cumulative amounts.

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-6

7.   As you remain an exploration stage company and in accordance with FASB ASC paragraph 915-215, please amend your filing to include a statement of stockholders' equity from your inception.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-9

8.   We note your disclosure on page F-15 where you state that you hold a 49% interest in Cibola Resources, a joint venture with Neutron Energy Inc. formed for the exploration of uranium resources on a property located in Cibola County, New Mexico. Please disclose how you account for your interest in this joint venture and the guidance that you followed in presenting the joint venture results.

<u>Year Ended July 31, 2009 Compared to Year Ended July 31, 2008</u>

<u>Summary Compensation Table, page 106</u>

9.   With respect to the repricing of options during your 2009 fiscal year, please provide a description of such repricings as narrative disclosure to the summary compensation table. See Item 402(o)(2) of Regulation S-K.

<u>Employment and Consulting Agreements, page 109</u>

10.   We note your disclosure that the employment agreement with Harry Anthony, the executive services agreement with Amir Adnani, and the consulting services agreement with Obara Builders Ltd., each expire on July 1, 2009. With a view towards disclosure, please advise us regarding the status of each such agreement.

<u>Director Compensation Table, page 108</u>

11.   Please provide a description of standard compensation arrangements for directors. See Item 402(r)(3) of Regulation S-K.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour at (202) 551-3360 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director